WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2016

(In thousands)

Net income	$	97,393
Other comprehensive income:		
Unrealized appreciation of available for sale investment securities during the year, net of income tax benefit of $(181)		161
Pension and postretirement benefits, net of income tax expense of $3,941		6,799
Comprehensive income		104,353
Comprehensive loss attributable to redeemable noncontrolling interests		(214)
Comprehensive income attributable to Waddell & Reed, Inc. and Subsidiaries	$	104,567

See accompanying notes to consolidated financial statements.